SECURITIES AND EXCHANGE COMMISSION
                             Washington.  D.C. 20549

                                  SCHEDULE 13D
                                  ------------
                                 (Rule l3d-101)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                        Brockton Capital Corporation
                        ==================================
                                (Name of Issuer)

                         Common Shares, without par value
                         ================================
                          (Title of Class of Securities)

                                   111718-10-2
                                   ===========
                                 (CUSIP Number)

                              ALAN G. CRAWFORD
                         750 West Pender Street, #604,
                  Vancouver, British Columbia, Canada  V6C 2T7
                           Telephone: (604) 689-0188
                  =============================================
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 28, 2004
              ====================================================
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule l3d-l(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  111718-10-2
==============================================================================

1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Alan G. Crawford     IRS ID Number or SSA Number = not applicable

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                     (b) [  ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: 00
                       ==

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                     [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION:  British Columbia, Canada
                                             ===============

NUMBER OF                  7.       SOLE VOTING POWER
SHARES                              0
BENEFICIALLY               --------------------------------------------------
OWNED BY                   8.       SHARED VOTING POWER
EACH                                0
REPORTING                  --------------------------------------------------
PERSON                     9.       SOLE DISPOSITIVE POWER
WITH                                0
                           --------------------------------------------------
                           10.      SHARED DISPOSITIVE POWER
                                    0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:    0
                                                                    =======

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1l):              0%
                                                                     =====

14.   TYPE OF REPORTING PERSON:                                        IN
                                                                     =====

                      SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  111718-10-2
===============================================================================


Item 1.  Security and Issuer

Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of Alan G. Crawford with respect to the common shares without par value (the "Common Shares") of Brockton Capital Corporation (the "Issuer"), a British Columbia, Canada corporation, with its principal offices Located at 750 West Pender Street, #604, Vancouver, British Columbia, Canada V6C 2T7 (the "Issuer"), remains in full force and effect.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Alan G. Crawford

     (b) Mr. Crawford's business address is:
         750 West Pender Street, #604, Vancouver, British Columbia, Canada, V6C 2T7.

     (c) Mr. Crawford is the President and Director of the Issuer.

     (d) During the last five years Mr. Crawford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Crawford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Crawford is a citizen of Canada.


Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable - all common shares returned to Treasury


Item 4.  Purpose of Transaction

         On June 11, 2004, Brockton Capital Corp. requested to voluntarily delist from the TSX Venture Exchange. On June 16, 2004 the Company's shares were delisted from the TSX Venture Exchange. As a result of the delisting and pursuant to the terms of the Escrow Agreement, Mr. Crawford's 450,000 escrow shares were cancelled and returned to Treasury.

Item 5.  Interest in Securities of the Issuer

        Reporting person beneficially owns less than 5% of the securities of the issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None


Item 7.  Material to be Filed as Exhibits

         None
-------------------------------------------------------------------------------
                                        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      August 22, 2005

                                                          /s/ Alan G. Crawford
                                                                  (Signature)
                                                            ------------------
                                                              Alan G. Crawford
                                                                 (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).